OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	ROWLAND, LANDON H. (Last) (First) (Middle)		JANUS CAPITAL GROUP INC - JNS

	JANUS CAPITAL GROUP INC. 920 MAIN STREET, 21ST FLOOR (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original(Month/Day/Year)
								FEBRUARY 21, 2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	KANSAS CITY, MO 64105 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	COMMON STOCK, PAR VALUE $0.01													1227#		D

	COMMON STOCK, PAR VALUE $0.01		2/20/03				G	V		200,000	A	N/A		200000		D		JT TEN

	COMMON STOCK, PAR VALUE $0.01		2/20/03				G	V		200,000	D	N/A		904314.1*		I		!LHR TRUST

	COMMON STOCK, PAR VALUE $0.01													1117990.4*		I		!SFR TRUST

	COMMON STOCK, PAR VALUE $0.01													130737.63		I		@ BY ESOP

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	OPTION (RIGHT TO BUY)+

	LSAR+

	OPTION (RIGHT TO BUY)+

	LSAR+

	OPTION (RIGHT TO BUY)+

	LSAR+

	OPTION (RIGHT TO BUY)+

	LSAR+

	OPTION (RIGHT TO BUY)+

	LSAR+

	OPTION (RIGHT TO BUY)+

	LSAR+

	OPTION (RIGHT TO BUY)+

	LSAR+

	OPTION (RIGHT TO BUY)+

	LSAR+

	OPTION (RIGHT TO BUY)+

	LSAR+

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	7/13/00	11/13/06		COMMON STK	918000				918000		D

	+	+		"	"				"		D

	7/13/00	1/27/08		COMMON STK	12276				12276		D

	+	+		"	"				"		D

	7/13/00	2/28/10		COMMON STK	4648				4648		D

	+	+		"	"				"		D

	**	**		COMMON STK	443957				443957		D

	+	+		"	"				"		D

	5/05/01	5/04/10		COMMON STK	33245				33245		D

	+	+		"	"				"		D

	01/29/01	01/28/11		COMMON STK	4335				4335		D

	+	+		"	"				"		D

	01/28/02	01/27/12		COMMON STK	6866				6866		D

	+	+		"	"				"		D

	!!	07/17/12		COMMON STK	212000				212000		D

	+	+		"	"				"		D

	12/11/02	12/10/12		COMMON STK	13106				13106		D

	+	+		"	"				"		D

Explanation of Responses:

**SEE ATTACHED FOOTNOTES**

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

JANUS CAPITAL GROUP INC.

REPORTING PERSON:	LANDON H. ROWLAND
STATEMENT FOR:	FEBRUARY 21, 2003

+ Limited Stock Appreciation Rights (LSARs") are granted in tandem with stock options. LSARs are automatically exercised (in lieu of related options) upon a Change-of-Control of the Company which has not been approved by certain members of the Company's board of directors and result in the receipt of only cash by the option holder. LSARs terminate when the related options are exercised or terminated.

** Became exercisable January 1, 2003 and will remain exercisable until May 4, 2010 unless earlier terminated in accordance with the option agreement as amended.

* Includes shares acquired under the Stilwell Financial Inc. dividend reinvestment plan.

! 904,314.1 shares are held by the Landon H. Rowland Revocable Trust, U/A dated June 13, 2001, Landon H. Rowland Trustee and 1,117,990.4 shares by his wife in the Sarah F. Rowland Trust, U/A dated June 13, 2001, Sarah F. Rowland Trustee.

# Includes 1227 shares acquired under the Stilwell Financial Inc. Employee Stock Purchase Plan.

!! Became exercisable January 1, 2003 and will remain until July 17, 2012 unless terminated earlier in accordance with the option agreement as amended.

@ 130,737.6 shares have been accrued to my account under the Company's Employee Stock Ownership Plan.

LANDON H. ROWLAND	April 15, 2003
**Signature of Reporting Person Curt R. Foust—ATTORNEY-IN-FACT	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.